

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2016

Mail Stop 4720

<u>Via E-mail</u>
Latosha M. Frye
Chief Financial Officer
Northrim Bancorp, Inc.
3111 C Street
Anchorage, Alaska 99503

> **Re: Northrim Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 000-33501**

Dear Ms. Frye:

We have reviewed your May 20, July 1, and July 11, 2016 responses to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 2 – Business Combinations, page 70

Residential Mortgage, page 72

1. We note your responses to prior comment 2 to our letter dated April 29, 2016 and object to your view that the contingent payments related to the acquisition of RML should be accounted for as contingent consideration instead of compensation. Please provide us with your materiality analysis pursuant to ASC 250-10-S99 as of December 31, 2014 and updated through your most recent quarter end that reflects the impact of recognizing the contingent payments as compensation. To the extent you conclude that this error is not material to your

historical financial statements, please describe how you plan to correct this error in future filings and describe the types of disclosures you would plan to make.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant